                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            _________________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                             (Amendment No. 3) (1)

                                 DEB SHOPS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0002427281
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                                  CUSIP NUMBER)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [ ] Rule 13d-1(c)
                  [X] Rule 13d-1(d)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSONS: Warren Weiner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
  3. SEC USE ONLY
--------------------------------------------------------------------------------
  4. CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
--------------------------------------------------------------------------------
    NUMBER OF      5. SOLE VOTING POWER                                1,235,417
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    6. SHARED VOTING POWER                              1,516,238
     OWNED BY      -------------------------------------------------------------
       EACH        7. SOLE DISPOSITIVE POWER                           1,235,417
     REPORTING     -------------------------------------------------------------
   PERSON WITH     8. SHARED DISPOSITIVE POWER                         1,516,238
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     2,751,655
--------------------------------------------------------------------------------
  10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  [ ]
      CERTAIN SHARES*
--------------------------------------------------------------------------------
  11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    19.2%
--------------------------------------------------------------------------------
  12. TYPE OF REPORTING PERSON*                                               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSONS: Penny Weiner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
  3.  SEC USE ONLY
--------------------------------------------------------------------------------
  4.  CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
--------------------------------------------------------------------------------
    NUMBER OF      5. SOLE VOTING POWER                                        0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    6. SHARED VOTING POWER                              1,516,238
     OWNED BY      -------------------------------------------------------------
       EACH        7. SOLE DISPOSITIVE POWER                                   0
     REPORTING     -------------------------------------------------------------
   PERSON WITH     8. SHARED DISPOSITIVE POWER                         1,516,238
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     1,516,238
--------------------------------------------------------------------------------
  10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
--------------------------------------------------------------------------------
  11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    10.6%
--------------------------------------------------------------------------------
  12. TYPE OF REPORTING PERSON*                                               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).        NAME OF ISSUER:

                           Deb Shops, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           9401 Blue Grass Road
                           Philadelphia, Pennsylvania 19114

ITEM 2(A).        NAME OF PERSONS FILING:

                           (i)      Warren Weiner
                           (ii)     Penny Weiner


ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           (i) The principal business address of Warren Weiner is: 9401 Blue Grass Road Philadelphia, Pennsylvania 19114

                           (ii) The principal business address of Penny Weiner is: 9401 Blue Grass Road Philadelphia, Pennsylvania 19114


ITEM 2(C).        CITIZENSHIP:

                  (i) Warren Weiner is a U.S. citizen.

                  (ii) Penny Weiner is a U.S. citizen.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $.01 ("Common Stock")

ITEM 2(E).        CUSIP NUMBER:

                           0002427281

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
                  OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                      (a) [ ]       Broker or dealer registered under
                                    Section 15 of the Exchange Act;

                      (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

                      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                      (d) [ ]       Investment Company registered under
                                    Section 8 of the Investment Company Exchange
                                    Act;

                      (e) [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                      (f) [ ]       Employee Benefit Plan or Endowment Fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

                      (i) [ ] Church Plan that is excluded from the definition of an Investment Company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                      (j) [ ]       Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

                  Ownership percentages are based on 14,319,308 shares of Common Stock reported to be outstanding as of December 5, 2005, as reflected in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005.

                  (I)  Warren Weiner*

                  (a) Amount beneficially owned:                                                    2,751,655**
                  (b) Percent of Class:                                                                 19.2%
                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote:                                  1,235,417
                      (ii)  Shared power to vote or to direct the vote:                             1,516,238
                      (iii) Sole power to dispose or direct the disposition of:                     1,235,417
                      (iv)  Shared power to dispose or to direct the disposition of:                1,516,238

                  (II)  Penny Weiner*

                  (a) Amount beneficially owned:                                                    1,516,238
                  (b) Percent of Class:                                                                 10.6%
                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote:                                          0
                      (ii)  Shared power to vote or to direct the vote:                             1,516,238
                      (iii) Sole power to dispose or direct the disposition of:                             0
                      (iv)  Shared power to dispose or to direct the disposition of:                1,516,238


                  * Included in Item 4 are 1,516,238 shares held in a Joint Revocable Trust for Mr. and Mrs. Weiner in which Mr. and Mrs. Weiner, as Trustees, share voting and dispositive power. Item 4 does not include 605,504 shares of Common Stock (4.2% of the class) held by a trust of which Mr. Weiner is the sole beneficiary, or 1,023,478 shares of Common Stock (7.1% of the class) held by a trust of which Mrs. Weiner is the sole beneficiary, but as to which neither Mr. nor Mrs. Weiner has voting or dispositive power.

                  ** The foregoing includes (i) 833,436.2 shares of Common Stock held by a family partnership in which Mr. Weiner, as managing partner, has sole voting and dispositive power, (ii) 314,329.8 shares of Common Stock held by trusts for the benefit of Mr. Weiner's children, as to which Mr. Weiner has sole voting and dispositive power as trustee, (iii) 25,000 shares of Common Stock held by trusts for the benefit of Mr. Weiner's nephew and nieces, as to which Mr. Weiner has sole voting and dispositive power as trustee, (iv) 500 shares of Common Stock held by a trust for the benefit of Mr. Weiner's grandchildren, as to which Mr. Weiner has voting and dispositive power as trustee and (v) 11,260 shares of Common Stock to which Mr. Weiner may become entitled under the Company's 401(k) Plan.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                           See Item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                           Not Applicable

ITEM 10.          CERTIFICATION.

                           Not Applicable

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 14, 2006                WARREN WEINER


                                         Warren Weiner
                                         ----------------------------
                                         Warren Weiner



                                         PENNY WEINER



                                         Penny Weiner
                                         ----------------------------
                                         Penny Weiner



                             SEE EXHIBIT A ATTACHED

                       EXHIBIT A TO SCHEDULE 13G FILING OF
                         WARREN WEINER AND PENNY WEINER



    The undersigned hereby acknowledge the joint filing of this Schedule 13G.



                                         Warren Weiner
                                         ----------------------------
                                         Warren Weiner



                                         Penny Weiner
                                         ----------------------------
                                         Penny Weiner





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